Marina District Finance Company				Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in thousands, except ratio amounts)	2014	2013	2012	2011	2010
Income/(loss) from continuing operations before income taxes	$27,108	$(61,080)	$(26,444)	$10,143	$49,494
Add:
Fixed Charges	76,058	86,235	88,002	89,372	53,994
Subtract:
Interest capitalized	—	—	(500)	(400)	—
Earnings available for fixed charges	$103,166	$25,155	$61,058	$99,115	$103,488

Fixed Charges
Interest expensed, net of interest capitalized	$70,758	$81,335	$82,902	$84,775	$50,199
Interest capitalized	—	—	500	400	—
Interest component of rental expense	5,300	4,900	4,600	4,200	3,795
Fixed Charges (1)	$76,058	$86,235	$88,002	$89,375	$53,994

Ratio of earnings to fixed charges	1.4	—	—	1.1	1.9
Deficiency of earnings to fixed charges		(61,080)	(26,944)
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(1)
For purposes of computing this ratio, "fixed charges" include interest expense whether expensed or capitalized, amortization of debt expenses, discount, or premium related to the indebtedness, and such portion of rental expense that we deem to be a reasonable representation of the interest factor.